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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                Amendment No. 3*

                            GREYSTONE LOGISTICS, INC.
                                (Name of Issuer)

                         Common Stock, par value $.0001
                         (Title of Class of Securities)

                                    39807A100
                                 (CUSIP Number)

                           Michael M. Stewart, Esquire
                                 Crowe & Dunlevy
                                 20 N. Broadway
                                   Suite 1800
                          Oklahoma City, Oklahoma 73102
                                 (405) 235-7747
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 8, 2007
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ?

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP No. 39807A100                                                  PAGE 2 OF 8
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1)  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                                  Paul A. Kruger
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2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) |_|
    (b) |_|
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3)  SEC USE ONLY


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4)  SOURCE OF FUNDS (See Instructions)

                                                                           OO
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5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(D) OR 2(E)     |_|

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6) CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                  United States
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                         (7) SOLE VOTING POWER                              0


       NUMBER OF         -------------------------------------------------------
        SHARES           (8) SHARED VOTING POWER                    3,939,298
     BENEFICIALLY
       OWNED BY
         EACH            -------------------------------------------------------
       REPORTING         (9) SOLE DISPOSITIVE POWER                         0
        PERSON
         WITH
                         -------------------------------------------------------
                         (10) SHARED DISPOSITIVE POWER              3,939,298


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11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                    4,139,298
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12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   |_|

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13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                       15.88%
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14) TYPE OF REPORTING PERSON (See Instructions)

                                                                           IN
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CUSIP No. 39807A100                                                  PAGE 3 OF 8
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1)  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                            Indigo Plastics, LLC
                                                                      42-1603476
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2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) |_|
    (b) |_|
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3)  SEC USE ONLY


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4)  SOURCE OF FUNDS (See Instructions)

                                                                           OO
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5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(D) OR 2(E)     |_|

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6) CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                  United States
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                         (7) SOLE VOTING POWER                              0


       NUMBER OF         -------------------------------------------------------
        SHARES           (8) SHARED VOTING POWER                    3,711,014
     BENEFICIALLY
       OWNED BY
         EACH            -------------------------------------------------------
       REPORTING         (9) SOLE DISPOSITIVE POWER                         0
        PERSON
         WITH
                         -------------------------------------------------------
                         (10) SHARED DISPOSITIVE POWER              3,711,014


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11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                    3,711,014
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12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   |_|

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13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                       14.24%
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14) TYPE OF REPORTING PERSON (See Instructions)

                                                                           OO
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CUSIP No. 39807A100                                                  PAGE 4 OF 8
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PRELIMINARY STATEMENT
---------------------

This Amendment No. 3 to Schedule 13D is filed by Paul A. Kruger and Indigo Plastics, LLC, an Oklahoma limited liability company ("Indigo"), with respect to the beneficial ownership of shares of common stock, par value $0.0001 per share ("Common Stock"), of Greystone Logistics, Inc., an Oklahoma corporation ("Greystone"). For the purposes of this Amendment No. 3, Mr. Kruger and Indigo are sometimes referred to as the "Reporting Persons."

This Amendment No. 3 to Schedule 13D amends the initial statement on Schedule 13D filed by Mr. Kruger on October 18, 2000, Amendment No. 1 to Schedule 13D filed by Mr. Kruger and Hildalgo Trading Co., L.C., a Florida limited liability company ("Hildalgo"), on March 22, 2002 and Amendment No. 2 to Schedule 13D filed by Mr. Kruger and Hildalgo on March 13, 2003 (collectively, the "Schedule 13D").

Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Schedule 13D. Except as indicated herein, the information set forth in the Schedule 13D remains unchanged.

Item 1.  Security and Issuer.
         --------------------

The information set forth in the Schedule 13D with respect to this Item 1 is hereby amended and restated to read, in its entirety, as follows:

         On March 18, 2005, a Certificate of Ownership and Merger merging Greystone into PalWeb Corporation, an Oklahoma corporation, and changing the name of the surviving entity to Greystone Logistics, Inc. was filed with the Oklahoma Secretary of State. Except for such name change, the Certificate of Incorporation of the surviving entity and the shares of Common Stock were not otherwise changed or amended.

         The securities to which this Amendment No. 3 relate are shares of common stock, par value $0.0001 per share, of Greystone Logistics, Inc. The address of the Greystone's principal executive office is 1615 East 15th Street, Tulsa, Oklahoma 74120.

Item 2.  Identity and Background.
         ------------------------

The information set forth in the Schedule 13D with respect to this Item 2 is hereby amended and restated to read, in its entirety, as follows:

With respect to Mr. Kruger:

         (a) Paul A. Kruger

         (b) Mr. Kruger's business address is 2500 South McGee, Norman, Oklahoma 73072.

         (c) Mr. Kruger's principal occupation is the management of certain business interests in which he has equity positions, and his principal business address is 2500 South McGee, Norman, Oklahoma 73072.

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CUSIP No. 39807A100                                                  PAGE 5 OF 8
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         (d) Not applicable.

         (e) Not applicable.

         (f) Mr. Kruger is a citizen of the United States.

With respect to Indigo:

         Indigo Plastics, LLC is an Oklahoma limited liability company that is wholly-owned by Mr. Kruger, is primarily engaged in businesses related to plastics technology and conducts its principal business and maintains its principal business offices at 2500 South McGee, Norman, Oklahoma 73072.

         In April 2007, a Certificate of Amendment changing the name of 1607 Commerce, a Texas limited partnership ("1607 Commerce LP"), to Commerce Plastics, LP ("Commerce Plastics") was filed with the Texas Secretary of State. Except for such name change, the Certificate of Formation of 1607 Commerce LP was not otherwise changed or amended.

         In August 2007, Articles of Merger and an Agreement of Plan of Merger merging (the "Merger") Commerce Plastics, LP into 1607 Commerce, LLC, an Oklahoma limited liability company ("1607 Commerce LLC"), and changing the name of 1607 Commerce LLC to Indigo Plastics, LLC were filed with the Oklahoma Secretary of State. Pursuant to the Merger, the Certificate of Formation of Commerce Plastics (formerly 1607 Commerce
         LP), was cancelled.

         (d) Not applicable.

         (e) Not applicable.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

The information set forth in the Schedule 13D with respect to this Item 3 is hereby amended and supplemented as follows:

         In February 2007, 1607 Commerce LP entered into a settlement agreement with Greystone and certain other various entities ("Settlement Agreement") to settle the claims asserted by 1607 Commerce LP against Greystone and such other entities in a lawsuit filed by 1607 Commerce LP in Cleveland County, Oklahoma. Pursuant to the terms of the Settlement Agreement, Greystone agreed to issue two million unregistered shares of Common Stock to 1607 Commerce LP as partial settlement of the claims made by 1607 Commerce LP against Greystone.

         Pursuant to the Merger, as provided by the Oklahoma General Corporation Act, the two million shares of Common Stock originally issued to Commerce Plastics, LP (formerly, 1607 Commerce LP) vested in Indigo as the direct owner of the shares.

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CUSIP No. 39807A100                                                  PAGE 6 OF 8
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         In September, 2007, Hildalgo transferred and assigned 1,767,014 shares of Common Stock to Indigo. Hildalgo and Indigo are both limited liability companies wholly-owned by Mr. Kruger. The purpose of the assignment was to provide a potential source of capital to Indigo to fund its operations. As a result of such transaction, Hildalgo no longer beneficially owns any shares of Common Stock.

         In October, 2007, Mr. Kruger transferred and assigned 305,584 shares of Common Stock to Onward, LLC, an Oklahoma limited liability company ("Onward"), in order to provide a potential source of capital to Onward to fund its operations. Subsequent to such transaction, Onward sold 77,300 shares of Common Stock in open-market transactions for prices ranging from $0.15 to $0.18 per share. Onward is a limited liability company wholly-owned by Mr. Kruger.

Item 4.  Purpose of Transaction.
         -----------------------

         The information set forth in the Schedule 13D with respect to this Item 2 is hereby amended and supplemented by adding the following:

         See Item 3 for information regarding the acquisition of shares of Common Stock by Indigo and Onward.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

The information set forth in the Schedule 13D with respect to this Item 5 is hereby amended and supplemented as follows:

         The aggregate percentage of shares of Common Stock reported as beneficially owned by each Reporting Person was computed based upon 26,061,201 shares of Common Stock outstanding on August 31, 2007 as provided by Greystone in its Quarterly Report filed on Form 10-QSB with the SEC on October 15, 2007.

         (a) The following table sets forth the aggregate number of shares and percentage of the Common Stock beneficially owned by the Reporting Persons:

                  Person or Entity               Amount(1)             Percent

                  Paul A. Kruger                 4,139,298              15.88%
                  Indigo Plastics, LLC           3,711,014              14.24%


                  (1) Mr. Kruger's beneficial ownership of Common Stock consists of the following (i) the right to acquire 200,000 shares pursuant to stock options granted to Mr. Kruger in 2001 and 2002, while Mr. Kruger was employed with PalWeb; (ii) indirect ownership of the 3,711,014 shares directly owned by Indigo pursuant to Mr. Kruger's ownership and control of 100% of the membership interests of Indigo; and (iii) indirect ownership of the 228,284 shares directly owned by Onward pursuant to Mr. Kruger's ownership and control of 100% of the membership interests of Onward.

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CUSIP No. 39807A100                                                  PAGE 7 OF 8
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         (b)      The following table sets forth the number of shares of Common
                  Stock of Greystone for which each Reporting Person has (1) the sole power to vote or direct the voting, (2) shared power to vote or direct the voting, (3) the sole power to dispose or to direct the disposition, or (4) shared power to dispose or to direct the disposition:

                                              Sole Voting         Shared Voting
                                              and Power of        and Power of
                  Person or Entity            Disposition(1)      Disposition(1)

                  Paul A. Kruger                    0               3,939,298
                  Indigo Plastics, LLC              0               3,711,014

                  (1) See footnote 1 under paragraph (a) of this Item 5.

         (c) See Item 3 above regarding the issuance of 2 million shares of Common Stock to 1607 Commerce LP pursuant to the Settlement Agreement and the subsequent vesting of such shares in Indigo pursuant to the Merger.

                  On August 29, 2007, Mr. Kruger sold 10,000 shares of Common Stock in open-market transactions for $0.30 per share.

                  See Item 3 above regarding the assignment of 1,767,014 shares of Common Stock from Hildalgo to Indigo.

                  On September 14, 2007, Indigo sold 56,000 shares of Common Stock in open-market transactions for $0.23 per share.

                  On September 26, 2007, Mr. Kruger sold 10,000 shares of Common Stock in open-market transactions for $0.19 per share.

                  See Item 3 above regarding Mr. Kruger's assignment of 305,584 shares of Common Stock to Onward and Onward's subsequent disposition of 77,300 of the shares.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6.  Contracts, Agreements, Underwritings or Relationships With Respect to
         ---------------------------------------------------------------------
         Securities of the Issuer.
         -------------------------

         No change.

Item 7.  Materials to be Filed as Exhibits.
         ----------------------------------

         No change.

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CUSIP No. 39807A100                                                  PAGE 8 OF 8
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SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:   October 30, 2007



                                      /s/ Paul A. Kruger
                                      ---------------------------------
                                      Paul A. Kruger, an individual


                                      INDIGO PLASTICS, LLC, an Oklahoma limited liability company

                                      By: /s/ Paul A. Kruger
                                          -----------------------------
                                          Paul A. Kruger, Manager
















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